                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                SCHEDULE 14D-1

          Tender Offer Statement Pursuant to Section 14(D)(1) of the
                        Securities Exchange Act of 1934
                                      and
                                 Schedule 13D
                               (Amendment No.)*
 ...............................................................................
                      Mobley Environmental Services, Inc.
                      (Name of Subject Company [Issuer])
 ...............................................................................
                              GAP Capital, L.L.C.
                                Roger J. Pipes
                                   (Bidders)
 ...............................................................................
                Class A Common Stock, $.01 Par Value Per Share
                        (Title of Class of Securities)
 ...............................................................................
                                  607419-10-8
                     (CUSIP Number of Class of Securities)
 ...............................................................................
                                   Copy To:

       Roger J. Pipes                                Jeff Sone, Esquire
     GAP Capital, L.L.C.                            Jackson Walker L.L.P.
6310 Lemmon Avenue, Suite 202                    901 Main Street, Suite 6000
     Dallas, Texas 75209                          Dallas, Texas 75202-3797
       (214) 350-9070                                  (214) 953-6000

           (Name, Address and Telephone Numbers of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)
 ...............................................................................
                                 June 11, 1999
             (Date of Event which Requires Filing of Schedule 13D)

                           CALCULATION OF FILING FEE

Transaction Valuation*                                    Amount of Filing Fee
    $851,930                                                      $171

* For the purpose of calculating the fee only, this amount assumes the purchase of 4,259,650 shares of Class A Common Stock of Mobley Environmental Services, Inc. at $.20 per share.

[ ] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ....................Not Applicable
Form or Registration No.: ..................Not Applicable
Filing Party:     ..........................Not Applicable
Dated Filed:      ..........................Not Applicable

1) Names of Reporting Persons, I.R.S. Identification Nos. Of Above Persons (entities only):
             GAP Capital, L.L.C.

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)
            (A) [X]
            (B) [ ]

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3)   SEC Use Only..............................................................

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4)   Sources of Funds (See Instructions): WC

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(e) or 2(f) .............................................................

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6)   Citizenship of Place of Organization: Texas.

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7)   Aggregate Amount Beneficially Owned by Each Reporting Person: 0

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8)   Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
     Instructions) ............................................................

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9)   Percent of Class Represented by Amount in Row (7): 0%

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10)  Type of Reporting Person (See Instructions) OO

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


1) Names of Reporting Persons, I.R.S. Identification Nos. Of Above Persons (entities only): Roger J. Pipes, individually and as beneficiary of R.
     J. Pipes Pension and Profit Sharing Plan and R. J. Pipes Money Purchase Pension Plan

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (A) [X]
     (B) [ ]

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3)   SEC Use Only..............................................................

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4)   Sources of Funds (See Instructions):  AF

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(e) or 2(f) .............................................................

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6)   Citizenship of Place of Organization:  United States

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7)   Aggregate Amount Beneficially Owned by Each Reporting Person:  24,593

-------------------------------------------------------------------------------
8)   Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
     Instructions) ............................................................

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9)   Percent of Class Represented by Amount in Row (7): .58%

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10)  Type of Reporting Person (See Instructions)  IN

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

1) Names of Reporting Persons, I.R.S. Identification Nos. Of Above Persons (entities only): James A. Mobley, individually and as sole trustee for the Allison Mobley 1995 Trust, Melissa Mobley 1995 Trust and the James
     A. Mobley 1989 Subchapter S Trust

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (A) [X]
     (B) [ ]

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3)   SEC Use Only..............................................................

-------------------------------------------------------------------------------
4)   Sources of Funds (See Instructions): N/A

-------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(e) or 2(f) .............................................................

-------------------------------------------------------------------------------
6)   Citizenship of Place of Organization:  United States

-------------------------------------------------------------------------------
7)   Aggregate Amount Beneficially Owned by Each Reporting Person:  3,279,508

-------------------------------------------------------------------------------
8)   Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
     Instructions) ............................................................

-------------------------------------------------------------------------------
9)   Percent of Class Represented by Amount in Row (7):  43.5%

-------------------------------------------------------------------------------
10)  Type of Reporting Person (See Instructions)  IN

-------------------------------------------------------------------------------

1) Names of Reporting Persons, I.R.S. Identification Nos. Of Above Persons (entities only): H. David Hughes, as co-trustee for the John Mobley Family Trust Three and the John Mobley Family Trust Two

-------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (A) [X]
     (B) [ ]

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3)   SEC Use Only..............................................................

-------------------------------------------------------------------------------
4)   Sources of Funds (See Instructions): N/A

-------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(e) or 2(f) .............................................................

-------------------------------------------------------------------------------
6)   Citizenship of Place of Organization:  United States

-------------------------------------------------------------------------------
7)   Aggregate Amount Beneficially Owned by Each Reporting Person:  3,279,508

-------------------------------------------------------------------------------
8)   Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
     Instructions) ............................................................

-------------------------------------------------------------------------------
9)   Percent of Class Represented by Amount in Row (7):  43.5%

-------------------------------------------------------------------------------
10)  Type of Reporting Person (See Instructions)  IN

-------------------------------------------------------------------------------

1) Names of Reporting Persons, I.R.S. Identification Nos. Of Above Persons (entities only): Lois Ann Mobley, as co-trustee for the John Mobley Family Trust Three

-------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (A) [X]
     (B) [ ]

-------------------------------------------------------------------------------
3)   SEC Use Only..............................................................

-------------------------------------------------------------------------------
4)   Sources of Funds (See Instructions): N/A

-------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(e) or 2(f) .............................................................

-------------------------------------------------------------------------------
6)   Citizenship of Place of Organization:  United States

-------------------------------------------------------------------------------
7)   Aggregate Amount Beneficially Owned by Each Reporting Person:  3,279,508

-------------------------------------------------------------------------------
8)   Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
     Instructions) ............................................................

-------------------------------------------------------------------------------
9)   Percent of Class Represented by Amount in Row (7):  43.5%

-------------------------------------------------------------------------------
10)  Type of Reporting Person (See Instructions)  IN

-------------------------------------------------------------------------------

1) Names of Reporting Persons, I.R.S. Identification Nos. Of Above Persons (entities only): T. M. Mobley, individually and as co-trustee for the John Mobley Family Trust Two

-------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (A) [X]
     (B) [ ]

-------------------------------------------------------------------------------
3)   SEC Use Only..............................................................

-------------------------------------------------------------------------------
4)   Sources of Funds (See Instructions): N/A

-------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(e) or 2(f) .............................................................

-------------------------------------------------------------------------------
6)   Citizenship of Place of Organization:  United States

-------------------------------------------------------------------------------
7)   Aggregate Amount Beneficially Owned by Each Reporting Person:  3,279,508

-------------------------------------------------------------------------------
8)   Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
     Instructions) ............................................................

-------------------------------------------------------------------------------
9)   Percent of Class Represented by Amount in Row (7):  43.5%

-------------------------------------------------------------------------------
10)  Type of Reporting Person (See Instructions)  IN

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

1) Names of Reporting Persons, I.R.S. Identification Nos. Of Above Persons (entities only): John Mobley, as sole general partner of Pilot Investments, Ltd.

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (A) [X]
     (B) [ ]

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3)   SEC Use Only..............................................................

-------------------------------------------------------------------------------
4)   Sources of Funds (See Instructions): N/A

-------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(e) or 2(f) .............................................................

-------------------------------------------------------------------------------
6)   Citizenship of Place of Organization:  United States

-------------------------------------------------------------------------------
7)   Aggregate Amount Beneficially Owned by Each Reporting Person:  3,279,508

-------------------------------------------------------------------------------
8)   Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
     Instructions) ............................................................

-------------------------------------------------------------------------------
9)   Percent of Class Represented by Amount in Row (7):  43.5%

-------------------------------------------------------------------------------
10)  Type of Reporting Person (See Instructions)  IN

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

1) Names of Reporting Persons, I.R.S. Identification Nos. Of Above Persons (entities only): Steven Mobley, as sole trustee for the Andrew Mobley 1995 Trust.

-------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (A) [X]
     (B) [ ]

-------------------------------------------------------------------------------
3)   SEC Use Only..............................................................

-------------------------------------------------------------------------------
4)   Sources of Funds (See Instructions): N/A

-------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(e) or 2(f) .............................................................

-------------------------------------------------------------------------------
6)   Citizenship of Place of Organization:  United States

-------------------------------------------------------------------------------
7)   Aggregate Amount Beneficially Owned by Each Reporting Person:  3,279,508

-------------------------------------------------------------------------------
8)   Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
     Instructions) ............................................................

-------------------------------------------------------------------------------
9)   Percent of Class Represented by Amount in Row (7):  43.5%

-------------------------------------------------------------------------------
10)  Type of Reporting Person (See Instructions)  IN

-------------------------------------------------------------------------------

1) Names of Reporting Persons, I.R.S. Identification Nos. Of Above Persons (entities only): David Mobley, as co-trustee for the David Mobley Grantor Trust

-------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (A) [X]
     (B) [ ]

-------------------------------------------------------------------------------
3)   SEC Use Only..............................................................

-------------------------------------------------------------------------------
4)   Sources of Funds (See Instructions): N/A

-------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(e) or 2(f) .............................................................

-------------------------------------------------------------------------------
6)   Citizenship of Place of Organization:  United States

-------------------------------------------------------------------------------
7)   Aggregate Amount Beneficially Owned by Each Reporting Person:  3,279,508

-------------------------------------------------------------------------------
8)   Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
     Instructions) ............................................................

-------------------------------------------------------------------------------
9)   Percent of Class Represented by Amount in Row (7):  43.5%

-------------------------------------------------------------------------------
10)  Type of Reporting Person (See Instructions)  IN

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

1) Names of Reporting Persons, I.R.S. Identification Nos. Of Above Persons (entities only): Robert Schleier, as co-trustee for the David Mobley Grantor Trust and as sole trustee for the Janet Mobley GST Trust and the Donna Mobley GST Trust.

-------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (A) [X]
     (B) [ ]

-------------------------------------------------------------------------------
3)   SEC Use Only..............................................................

-------------------------------------------------------------------------------
4)   Sources of Funds (See Instructions): N/A

-------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(e) or 2(f) .............................................................

-------------------------------------------------------------------------------
6)   Citizenship of Place of Organization:  United States

-------------------------------------------------------------------------------
7)   Aggregate Amount Beneficially Owned by Each Reporting Person:  3,279,508

-------------------------------------------------------------------------------
8)   Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
     Instructions) ............................................................

-------------------------------------------------------------------------------
9)   Percent of Class Represented by Amount in Row (7):  43.5%

-------------------------------------------------------------------------------
10)  Type of Reporting Person (See Instructions)  IN

-------------------------------------------------------------------------------

         This Statement relates to a tender offer by GAP Capital, L.L.C., a Texas limited liability company (the "Purchaser"), to purchase all outstanding shares of the Class A common stock, par value $.01 per share (the "Class A Shares"), of Mobley Environmental Services, Inc., a Delaware corporation (the "Company"), at a purchase price of $.20 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereof, respectively, and which are incorporated herein by reference.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Mobley Environmental Services, Inc. The address of the principal executive offices of the Company is 111 Congress Avenue, Suite 1400, Austin, Texas 78701, c/o Howard V. Rose.

         (b) The exact title of the class of equity securities being sought in the Offer is the Class A Common Stock, par value $.01 per share. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Section 6 ("Price Range of the Class A Shares; Dividends on the Class A Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d), (g)  The information set forth in the Introduction and
Section 9 ("Certain Information Concerning the Purchaser") of the Offer to Purchase, and in Schedule I thereto, is incorporated herein by reference.

         (e) and (f) Neither the Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)  None.

         (b) The information set forth in the Introduction and Section 11 ("Contacts with the Company; Background of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

         (c)  Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a) - (e) The information set forth in the Introduction, Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Tender Offer Agreement; the Lock-Up and Voting Agreement; the Warrant") of the Offer to Purchase is incorporated herein by reference.

         (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Class A Shares; OTC Trading; Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Roger J. Pipes beneficially owns an aggregate of 24,593 Class A Shares, or .58% of the outstanding Class A Shares of the Company.

         Certain holders of the Company's shares of Class B Common Stock, par value $.01 per share (the "Class B Shares"), have entered into a lock-up and voting agreement with the Purchaser (the "Lock-Up and Voting Agreement"), pursuant to which such holders of Class B Shares have agreed to vote such shares in accordance with the terms and provisions of the Lock-Up and Voting Agreement. In addition, pursuant to the terms of the Warrant, filed as an Exhibit hereto, the Company issued to Purchaser a warrant to purchase from the Company (a) 228,133 Class A Shares (being approximately equal to 4.9% of the number of Class A Shares that, as of February 22, 1999, were issued and outstanding on a fully diluted basis giving effect to the exercise of the Warrant and the exercise of all securities (other than of Class B Shares) convertible into Class A Shares) and (b) 235,861 Class B Shares (being approximately equal to 4.9% of the number of Class B Shares that, as of February 22, 1999, were issued and outstanding on a fully diluted basis giving effect to the exercise of the Warrant and the exercise of all securities convertible into Class B Shares). The exercise price per Class A Share and Class B Share under the Warrant is equal to the Offer Price. The Purchaser may exercise the Warrant, in whole or in part, at any time and from time to time prior to December 31, 2003 after the occurrence of certain events described therein.

         There are no associates or majority-owned subsidiaries of Roger J. Pipes or the Purchaser that own securities of the Company.

         (b) None, with the exception of the issuance of the Warrant described above.

         The information set forth in Section 12 ("Purpose of the Offer; the Tender Offer Agreement; the Lock-Up and Voting Agreement; the Warrant") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the Introduction, Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Tender Offer Agreement; the Lock-Up and Voting Agreement; the Warrant") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Introduction and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in Section 9 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.

         The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as whether to sell, tender or hold Class A Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

         (a)  Not applicable.

         (b) and (c) The information set forth in Section 15 ("Certain Legal Matters; Regulatory Matters") of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Class A Shares; OTC Trading; Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

         (e)  None.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a) (1)  Offer to Purchase, dated June 11, 1999.

         (a) (2)  Letter of Transmittal.

         (a) (3) Letter from Purchaser to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

         (a) (4) Letter from Brokers, Dealers, Banks, Trust Companies and Other Nominees to Clients.

         (a) (5)  Notice of Guaranteed Delivery.

         (a) (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a) (7) Press Release issued by Company on June 4, 1999.

         (b)      Not applicable.

         (c) (1) Tender Offer Agreement dated as of June 4, 1999 between Purchaser and the Company. *

         (c) (2) Lock-Up and Voting Agreement dated as of June 4, 1999 between Purchaser and certain stockholders of the Company.

         (c) (3) Warrant to Purchase Company Common Stock dated June 4, 1999 granted by Company to the Purchaser.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      None.

* Schedules to this Agreement have been omitted but description of such schedules may be found in the Agreement where referred to. The Company hereby undertakes to provide copies of such omitted schedules to the staff of the Securities and Exchange Commission upon request.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 1999
                                     GAP CAPITAL, L.L.C.,
                                     a Texas limited liability company


                                     By:    /s/ Roger J. Pipes
                                         -------------------------------------
                                                Roger J. Pipes, Manager


                                            /s/ Roger J. Pipes
                                     -----------------------------------------
                                     Roger J. Pipes, Manager of GAP Capital,
                                     L.L.C.


                                            /s/ James A. Mobley
                                     -----------------------------------------
                                     James A. Mobley



                                     ALLISON MOBLEY 1995 TRUST


                                     By:    /s/ James A. Mobley
                                         -------------------------------------
                                                James A. Mobley, Trustee



                                     MELISSA MOBLEY 1995 TRUST


                                     By:    /s/ James A. Mobley
                                         -------------------------------------
                                                James A. Mobley, Trustee



                                     JAMES A. MOBLEY 1989 SUBCHAPTER S TRUST


                                     By:    /s/ James A. Mobley
                                         -------------------------------------
                                                James A. Mobley, Trustee

                                     JOHN MOBLEY FAMILY TRUST THREE


                                     By:    /s/ Lois Ann Mobley
                                         -------------------------------------
                                                Lois Ann Mobley, Trustee


                                     By:    /s/ H. David Hughes
                                         -------------------------------------
                                                H. David Hughes, Trustee



                                     JOHN MOBLEY FAMILY TRUST TWO


                                     By:    /s/ T. M. Mobley
                                         -------------------------------------
                                                T. M. Mobley, Trustee


                                     By:    /s/ H. David Hughes
                                         -------------------------------------
                                                H. David Hughes, Trustee



                                     PILOT INVESTMENTS, LTD.


                                     By:    /s/ John Mobley
                                         -------------------------------------
                                                John Mobley, General Partner



                                     ANDREW MOBLEY 1995 TRUST


                                     By:    /s/ Steven M. Mobley
                                         -------------------------------------
                                                Steven M. Mobley, Trustee


                                            /s/ T. M. Mobley
                                     -----------------------------------------
                                     T. M. Mobley



                                     DAVID MOBLEY GRANTOR TRUST


                                     By:    /s/ David Mobley
                                         -------------------------------------
                                                David Mobley, Trustee


                                     By:    /s/ Robert G. Schleier
                                         -------------------------------------
                                                Robert G. Schleier, Trustee

                                     JANET MOBLEY GST TRUST


                                     By:    /s/ Robert G. Schleier
                                         -------------------------------------
                                                Robert G. Schleier, Trustee



                                     DONNA MOBLEY GST TRUST


                                     By:    /s/ Robert G. Schleier
                                         -------------------------------------
                                                Robert G. Schleier, Trustee